UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd. (“NCL”), parent company of Norwegian Cruise Line and NCL America, announced on January 7, 2008 the closing of a $1 billion cash equity investment by private equity group Apollo Management, LP (“Apollo”) in NCL.
As of closing, Apollo, through its affiliates NCL Investment Ltd. and NCL Investment II Ltd., became a 50 percent owner of NCL. Star Cruises Limited (“Star”), NCL’s previous sole shareholder, retained all of its existing ordinary shares in NCL and, like Apollo, became a 50 percent owner.
Under the terms of the investment, Apollo will name a majority of NCL’s board of directors with certain consent rights retained by Star. As a result, each of Colin S. Veitch, Alberto Ibargüen, and former United States Senator Bob Graham voluntarily resigned as directors of NCL. Mr. Veitch will remain President and Chief Executive Officer of NCL and a non-voting observer of the board of directors. Current board members Tan Sri KT Lim and Walter L. Revell, remain as members of the board of directors.
Subsequent to the closing, NCL’s shareholders unanimously elected Steve Martinez, Marc Rowan and Adam Aron to NCL’s board of directors.
Steve Martinez is a partner at Apollo and currently serves on the board of directors of Goodman Global Holdings, Inc. and Oceania Cruises.
Marc Rowan is a founding principal of Apollo and currently serves on the board of directors of AP Alternative Assets.
Adam Aron currently serves on the board of directors of Starwood Hotels and Resorts Worldwide, Inc., FTD Group, Inc., Marathon Acquisition Corp. and Rewards Network, Inc.
The board of directors will consider the composition of the committees of the board of directors when it convenes.
The closing of the investment constitutes a “change of control” under NCL’s outstanding 10 5/8% Senior Notes due 2014 (the “Notes”). NCL will make a change of control offer within 30 days of the closing at 101% of the principal amount of the Notes, together with accrued but unpaid interest up to, but not including, the date of repurchase, as required under the indenture governing the Notes.
On January 7, 2008, NCL issued a press release announcing the closing of the transaction. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein (any reference to any website is not deemed incorporated by reference herein).
Exhibit. The following exhibit is furnished herewith:

Exhibit No.	Description

99.1	Press release dated January 7, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2008	NCL Corporation Ltd. (Registrant)
	By:	/s/ Kevin M. Sheehan
Kevin M. Sheehan
Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated January 7, 2008

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